NEWS RELEASE

CIBC ANNOUNCES FOURTH QUARTER AND FISCAL 2013 RESULTS

CIBC’s 2013 audited annual consolidated financial statements and accompanying management’s discussion & analysis (MD&A) will be available today at www.cibc.com, along with the supplementary financial information report which includes fourth quarter financial information.

(Toronto, ON – December 5, 2013) – CIBC (TSX: CM) (NYSE: CM) announced net income of $836 million for the fourth quarter ended October 31, 2013, compared with $852 million for the fourth quarter of 2012. Adjusted net income(1) of $905 million for the quarter was up from $858 million for the fourth quarter of 2012. Reported diluted earnings per share (EPS) of $2.05 and adjusted diluted EPS(1) of $2.22 for the fourth quarter of 2013, compared with reported diluted EPS of $2.02 and adjusted diluted EPS(1) of $2.04, respectively, for the same period last year.

CIBC’s results for the fourth quarter of 2013 were affected by the following items of note aggregating to a negative impact of $0.17 per share:

•	$39 million ($37 million after-tax, or $0.09 per share) restructuring charge relating to FirstCaribbean International Bank Limited (CIBC FirstCaribbean);
•	$35 million ($19 million after-tax, or $0.05 per share) impairment of an equity position associated with our exited U.S. leveraged finance portfolio;
•	$24 million ($18 million after-tax, or $0.05 per share) expenses relating to the development and marketing of our enhanced proprietary travel rewards program and to the proposed Aeroplan transactions with Aimia Canada Inc. (Aimia) and The Toronto-Dominion Bank Group (TD) in the first quarter of 2014;
•	$15 million ($11 million after-tax, or $0.03 per share) gain from the structured credit run-off business; and
•	$7 million ($6 million after-tax, or $0.01 per share) amortization of intangible assets.

CIBC’s reported net income of $836 million and adjusted net income(1) of $905 million for the fourth quarter of 2013 compared with reported net income of $890 million and adjusted net income(1) of $943 million for the third quarter ended July 31, 2013. Reported diluted EPS of $2.05 and adjusted diluted EPS(1) of $2.22 for the fourth quarter of 2013 compared with reported diluted EPS of $2.16 and adjusted diluted EPS(1) of $2.29 for the prior quarter.

For the year ended October 31, 2013, CIBC reported net income of $3.4 billion and adjusted net income(1) of $3.6 billion, compared with reported net income of $3.3 billion and adjusted net income(1) of $3.4 billion for 2012. Reported diluted EPS of $8.23 and adjusted diluted EPS(1) of $8.78 for 2013 compared with reported diluted EPS of $7.85 and adjusted diluted EPS(1) of $8.07 for 2012.

CIBC’s adjusted return on common shareholders’ equity(1) was 22.3% for the year ended October 31, 2013 and the Basel III Common Equity Tier 1 ratio was 9.4% as at October 31, 2013.

“CIBC reported another year of solid progress in 2013,” says Gerry McCaughey, CIBC President and Chief Executive Officer. “Our results reflect the strength of our client-focused strategy.”

“Within an environment that continues to be challenging, CIBC has the right strategy to continue to deliver value,” adds McCaughey. “In 2014, we will continue to focus on cultivating deeper relationships with our clients and pursing strategic growth.”

Performance against Objectives

Our key measures of performance	Our Objectives	2013 results
Adjusted Earnings per share (EPS) (1) growth	Adjusted EPS growth of 5%-10% per annum, on average, over the next 3-5 years	2013: $8.78, up 9% from 2012
Adjusted Return on common shareholders’ equity (ROE) (1)	Adjusted return on common shareholders’ equity of 20% through the cycle	22.3%
Capital Strength	Basel III Common Equity Tier 1 ratio to exceed the regulatory target set by Office of the Superintendent of Financial Institutions (OSFI)	Basel III Common Equity Tier 1 ratio of 9.4%
Business mix	75% Retail (2)/25% wholesale (as measured by economic capital (1))	77%/23% Retail (2)/wholesale
Risk (3)	Maintain provision for credit losses as a percentage of average loans and acceptances (loan loss ratio) between 45 and 60 basis points through the business cycle	44 basis points
Productivity	Achieve a median ranking within our industry group, in terms of adjusted non-interest expenses to total revenue (adjusted efficiency ratio) (1)	56.2%
Adjusted Dividend payout ratio (1)	40%-50% (common share dividends as a percentage of adjusted net income after preferred share dividends and premium on redemptions)	43.2%
Total shareholder return	Outperform the S&P/TSX Composite Banks Index (dividends reinvested) on a rolling five-year basis	Five years ended October 31, 2013: CIBC – 109.3% Index – 99.0%

Core business performance

Retail and Business Banking reported net income of $2.5 billion in 2013, up from $2.3 billion in 2012, as a result of wider spreads, volume growth across most retail products and higher fees.

Retail and Business Banking continued to make strategic investments throughout 2013 in areas that are enhancing the relationship we have with, and the value we provide to, our clients:

•	As part of CIBC’s commitment to provide our clients with the market leading travel rewards credit card, CIBC launched an enhanced Aventura card and signed a 10-year extension with Aimia to continue to offer our clients Aeroplan credit cards. Combined, our clients have the largest offering of choice in the Canadian marketplace.
•	We became the first and remain the only bank to launch a new mobile payments App for clients, the CIBC Mobile Payment App.
•	We introduced the CIBC Mobile Business App, offering online cash management solutions for our business banking clients.
•	More than one million active clients are now using our award-winning mobile banking App to perform many of their everyday banking transactions from their mobile device.
•	We launched the CIBC Everyday Banking Bundle and the CIBC Premium Banking Bundle to make it easier for our clients to bank with us and reward them for doing so.
•	The ongoing conversion of our FirstLine mortgage clients into CIBC-brand mortgages continues to exceed targets, and supports our focus on client retention by introducing these clients to the benefits of a broader banking relationship with CIBC.

Today, CIBC and the Greater Toronto Airport Authority (GTAA) announced an innovative multi-year partnership that establishes CIBC as the exclusive financial services provider of full service banking for the 35 million people who pass through Toronto Pearson Airport each year.

“We made good progress against our priorities in 2013 of building deeper relationships with our clients, enhancing our sales and service capabilities, and acquiring and retaining clients,” says David Williamson, Group Head, Retail and Business Banking. “As a result, we accelerated revenue, increased our margins and improved our client satisfaction scores.”

Wealth Management reported net income of $388 million in 2013, compared with $339 million in 2012. Adjusting for items of note(1), net income of $392 million was up $87 million from $305 million in 2012. Net income increased as a result of higher revenue across all businesses.

Wealth Management strengthened its business on many fronts in 2013 in support of our strategic priorities to attract and deepen client relationships, seek new sources of domestic assets and pursue acquisitions and investments. Key highlights included:

•	Announcement of our intent to acquire Atlantic Trust, a U.S. private wealth management firm, as part of our strategic plan to grow our North American wealth management business. We are on track with our transition plans and expect to complete this acquisition in the first quarter of fiscal 2014 following regulatory approvals.
•	We achieved our 19th consecutive quarter of positive retail net sales of long-term mutual funds and had record long-term net sales of $4.8 billion.
•	CIBC Private Wealth Management and CIBC Wood Gundy successfully attracted new clients and assets to the Wealth Management platform at an accelerated rate during the second half of the year.
•	We made significant enhancements to the CIBC Investor’s Edge platform, with the launch of a new online interface to provide clients with additional tools and functionality to monitor their investment portfolios, including a new Exchange Traded Funds (ETF) Centre and enhanced research centre that includes equity reports from Morningstar and Thomson-Reuters.
•	CIBC Wood Gundy and CIBC Investor’s Edge continue to strengthen client satisfaction indicators.

“We will continue to invest in our Wealth Management platform, domestically and internationally, to enhance the client experience and strengthen shareholder returns,” says Victor Dodig, Group Head, Wealth Management.

Despite ongoing uncertainty in global markets, Wholesale Banking delivered strong results, reporting net income of $716 million, compared with $613 million in 2012. Adjusting for items of note(1), net income of $834 million in 2013 compared with net income of $680 million in 2012.

Wholesale Banking’s objective is to be the premier client-focused wholesale bank centred in Canada, with a reputation for consistent and sustainable earnings, for sound risk management, and for being a well-managed firm known for excellence in everything we do. During 2013, Wholesale Banking:

•	Ranked as #1 in Canadian equity markets in the annual Brendan Wood International survey by institutional investors who recognized the leadership demonstrated by CIBC’s equity research, sales and trading teams and investor conferences.
•	Named top forecaster of Australian and Canadian dollars by Bloomberg for the four quarters ended June 30, 2013.
•	Ranked #1 in Canadian equity trading by volume, value and number of trades by TSX and ATS Market Share Report, 2009-present.
•	Led or co-led several key transactions, most notably Choice Properties Real Estate Investment Trust’s $460 million IPO of Trust Units, $600 million inaugural bond offering and $500 million senior unsecured credit facility.

Subsequent to the quarter-end, on November 29, 2013, CIBC sold an equity investment that was previously acquired through a loan restructuring in CIBC’s exited European leveraged finance business. The transaction will result in an after-tax gain, net of associated expenses, of approximately $50 million in the first quarter of 2014.

“Wholesale Banking delivered high quality and consistent performance in 2013, despite continued challenging market conditions globally,” says Richard Nesbitt, Chief Operating Officer.

While investing in our core Wholesale Banking strategy, CIBC continued to actively manage and reduce its structured credit run-off portfolio. In 2013, notional exposures declined by $5.5 billion as a result of sales and terminations of positions, as well as normal amortization.

(1)	For additional information, see the “Non-GAAP measures” section.
(2)	For the purpose of calculating this ratio, Retail includes Retail and Business Banking, Wealth Management and International Banking operations (reported as part of Corporate and Other). The ratio represents the amount of economic capital attributed to these businesses as at the end of the period.
(3)	Going forward, our target will be to maintain a loan loss ratio of less than 60 basis points.

CIBC Fourth Quarter 2013 News Release	2

Strong fundamentals

While investing in its core businesses, CIBC has continued to strengthen its key fundamentals. In 2013, CIBC maintained its capital strength, competitive productivity and sound risk management:

•	CIBC’s capital ratios are strong, including Basel III Common equity Tier 1 ratio of 9.4%, and Tier 1 and Total capital ratios of 11.6% and 14.6% at October 31, 2013;
•	Credit quality has remained stable, with CIBC’s loan loss ratio of 44 basis points compared with 53 basis points in 2012; and
•	Market risk, as measured by average Value-at-Risk, was $4.6 million in 2013 compared with $4.9 million in 2012.

Making a difference in our Communities

As a leader in community investment, CIBC is committed to supporting causes that matter to its clients, employees and communities. During the fourth quarter of 2013:

•	CIBC continued its long-term commitment to supporting breast cancer initiatives. The 2013 Canadian Breast Cancer Foundation CIBC Run for the Cure raised $27 million, including more than $3 million contributed by Team CIBC through pledges, fundraising activities and donations to the CIBC Pink Collection and close to $500,000 raised by students across Canada as part of the Post Secondary Challenge. CIBC was also proud to co-sponsor the Pink Tour, which made its final stop in October after bringing breast health education to 90 communities across Ontario.
•	CIBC marked its fourth year as title sponsor of the CIBC 401 Bike Challenge, a three-day, 576-kilometre ride from Toronto’s Hospital for Sick Children to the Montreal Children’s Hospital. A number of CIBC employees and their fellow riders raised more than $274,000 to support kids with cancer and their families through the Sarah Cook Fund of the Cedars Cancer Institute.
•	In support of Canada’s para athletes, CIBC marked the two-year countdown to the 2015 TORONTO Parapan Am Games and announced its multi-year commitment as the Official Banking Partner of the Canadian Paralympic Committee.

During the quarter, CIBC was ranked among the top 10 Safest Banks in North America by Global Finance magazine. CIBC was recognized by Mediacorp as one of Canada’s Top 100 Employers for a second consecutive year and as one of Canada’s Top Employers for Young People. CIBC was also once again named a constituent of the following widely regarded indices:

•	Dow Jones Sustainability World Index for a 12th consecutive year, and in the Dow Jones Sustainability North American Index since its inception in 2005;
•	FTSE4Good Index since 2001; and
•	Jantzi Social Index since 2000.

“We are proud of the contributions we have made and the recognition we have received,” says Mr. McCaughey. “I would like to thank our employees for the work that they do in serving our clients, supporting our communities and helping CIBC achieve business success.”

CIBC Fourth Quarter 2013 News Release	3

Fourth quarter financial highlights
		As at or for the three months ended				As at or for the twelve months ended
		2013 Oct. 31	2013 Jul. 31		2012 Oct. 31 (1)	2013 Oct. 31	2012 Oct. 31 (1)
Financial results ($ millions)
	Net interest income	$1,894	$1,883		$1,848	$7,455	$7,326
	Non-interest income	1,306	1,380		1,311	5,328	5,223
	Total revenue	3,200	3,263		3,159	12,783	12,549
	Provision for credit losses	271	320		328	1,121	1,291
	Non-interest expenses	1,932	1,874		1,829	7,614	7,215
	Income before taxes	997	1,069		1,002	4,048	4,043
	Income taxes	161	179		150	648	704
	Net income	$836	$890		$852	$3,400	$3,339
	Net income (loss) attributable to non-controlling interests	(7)	-		2	(3)	8
	Preferred shareholders	24	25		29	99	158
	Common shareholders	819	865		821	3,304	3,173
	Net income attributable to equity shareholders	$843	$890		$850	$3,403	$3,331
Financial measures
	Reported efficiency ratio	60.4%	57.4%		57.9%	59.6%	57.5%
	Adjusted efficiency ratio (2)	56.4%	55.6%		56.5%	56.2%	55.8%
	Loan loss ratio	0.41%	0.45%		0.53%	0.44%	0.53%
	Reported return on common shareholders’ equity	19.9%	21.6%		21.7%	20.9%	22.0%
	Adjusted return on common shareholders’ equity (2)	21.5%	22.9%		21.8%	22.3%	22.6%
	Net interest margin	1.85%	1.85%		1.83%	1.85%	1.84%
	Net interest margin on average interest-earning assets	2.10%	2.12%		2.14%	2.12%	2.15%
	Return on average assets	0.82%	0.88%		0.85%	0.84%	0.84%
	Return on average interest-earning assets	0.93%	1.01%		0.99%	0.97%	0.98%
	Total shareholder return	15.15%	(2.04	) %	8.42%	18.41%	9.82%
	Reported effective tax rate	16.2%	16.7%		15.0%	16.0%	17.4%
	Adjusted effective tax rate(2)	16.8%	17.2%		16.2%	16.7%	18.1%
Common share information
Per share ($)	- basic earnings	$2.05	$2.16		$2.02	$8.24	$7.86
	- reported diluted earnings	2.05	2.16		2.02	8.23	7.85
	- adjusted diluted earnings (2)	2.22	2.29		2.04	8.78	8.07
	- dividends	0.96	0.96		0.94	3.80	3.64
	- book value	41.44	40.11		37.48	41.44	37.48
Share price ($)	- high	88.70	80.64		78.56	88.70	78.56
	- low	76.91	74.10		72.97	74.10	68.43
	- closing	88.70	77.93		78.56	88.70	78.56
Shares outstanding (thousands)	- weighted-average basic	399,819	399,952		405,404	400,880	403,685
	- weighted-average diluted	400,255	400,258		405,844	401,261	404,145
	- end of period	399,250	399,992		404,485	399,250	404,485
	Market capitalization ($ millions)	$35,413	$31,171		$31,776	$35,413	$31,776
Value measures
	Dividend yield (based on closing share price)	4.3%	4.9%		4.8%	4.3%	4.6%
	Reported dividend payout ratio	46.9%	44.4%		46.4%	46.1%	46.3%
	Adjusted dividend payout ratio (2)	43.2%	41.8%		46.1%	43.2%	45.1%
	Market value to book value ratio	2.14	1.94		2.10	2.14	2.10
	On- and off-balance sheet information ($ millions)
	Cash, deposits with banks and securities	$78,361	$76,451		$70,061	$78,361	$70,061
	Loans and acceptances, net of allowance	256,374	254,221		252,732	256,374	252,732
	Total assets	398,389	397,547		393,385	398,389	393,385
	Deposits	313,528	311,490		300,344	313,528	300,344
	Common shareholders’ equity	16,546	16,044		15,160	16,546	15,160
	Average assets	405,634	403,081		401,092	403,946	397,382
	Average interest-earning assets	357,749	351,753		343,840	351,677	341,053
	Average common shareholders’ equity	16,355	15,921		15,077	15,807	14,442
	Assets under administration	1,513,126	1,460,311		1,445,870	1,513,126	1,445,870
	Balance sheet quality measures
	Basel III - Transitional basis
	Risk-weighted assets (RWA) ($ millions)	$151,338	$152,176		n/a	$151,338	n/a
	Common Equity Tier 1 (CET1) ratio	11.0%	10.7%		n/a	11.0%	n/a
	Tier 1 capital ratio	11.8%	11.4%		n/a	11.8%	n/a
	Total capital ratio	14.3%	14.0%		n/a	14.3%	n/a
	Basel III - All-in basis
	RWA ($ millions)	$136,747	$133,994		n/a	$136,747	n/a
	CET1 ratio	9.4%	9.3%		n/a	9.4%	n/a
	Tier 1 capital ratio	11.6%	11.6%		n/a	11.6%	n/a
	Total capital ratio	14.6%	14.7%		n/a	14.6%	n/a
	Basel II
	RWA ($ millions)	n/a	n/a		$115,229	n/a	$115,229
	Tier 1 capital ratio	n/a	n/a		13.8%	n/a	13.8%
	Total capital ratio	n/a	n/a		17.3%	n/a	17.3%
	Other information
	Retail / wholesale ratio	77% / 23%	77% / 23%		77% / 23%	77% / 23%	77% / 23%
	Full-time equivalent employees	43,039	43,516		42,595	43,039	42,595
(1)	Certain information has been reclassified to conform to the presentation adopted in the current period.
(2)	For additional information, see the “Non-GAAP measures” section.
n/a	Not applicable.

CIBC Fourth Quarter 2013 News Release	4

Review of Retail and Business Banking fourth quarter results

$ millions, for the three months ended	2013 Oct. 31	2013 Jul. 31	2012 Oct. 31
Revenue
Personal banking	$1,695	$1,672	$1,616
Business banking	384	384	378
Other	25	58	42
Total revenue	2,104	2,114	2,036
Provision for credit losses	215	241	255
Non-interest expenses	1,085	1,033	1,030
Income before taxes	804	840	751
Income taxes	194	202	182
Net income	$610	$638	$569
Net income attributable to:
Equity shareholders (a)	$610	$638	$569
Efficiency ratio	51.5%	48.9%	50.6%
Return on equity (1)	55.3%	60.5%	57.1%
Charge for economic capital (1) (b)	$(137)	$(132)	$(126)
Economic profit (1) (a+b)	$473	$506	$443
Full-time equivalent employees	21,781	22,186	21,857
(1)	For additional information, see the “Non-GAAP measures” section.

Net income was $610 million, up $41 million from the fourth quarter of 2012. Adjusted net income (1) was $629 million, up $58 million from the fourth quarter of 2012.

Revenue of $2,104 million was up $68 million from the fourth quarter of 2012. Excluding the impact of Treasury allocations, revenue was up $75 million from the fourth quarter of 2012. Personal banking and business banking revenue increased primarily due to volume growth across most products and higher fees, partially offset by lower spreads in business deposits. Other revenue was down primarily due to lower treasury allocations and lower revenue in our exited FirstLine mortgage broker business.

Provision for credit losses of $215 million was down $40 million from the fourth quarter of 2012, primarily due to lower write-offs in cards, partially offset by higher losses in commercial banking.

Non-interest expenses of $1,085 million were up $55 million from the fourth quarter of 2012, mainly due to higher employee-related compensation relating to an increased number of client-facing employees, and expenses relating to the development and marketing of our enhanced proprietary travel rewards program and to the proposed Aeroplan transactions with Aimia and TD in the first quarter of 2014.

Income tax expense of $194 million was up $12 million from the fourth quarter of 2012 due to higher income.

(1) For additional information, see the “Non-GAAP measures” section.

CIBC Fourth Quarter 2013 News Release	5

Review of Wealth Management fourth quarter results

$ millions, for the three months ended	2013 Oct. 31	2013 Jul. 31	2012 Oct. 31
Revenue
Retail brokerage	$272	$267	$256
Asset management	165	159	138
Private wealth management	33	32	26
Total revenue	470	458	420
Provision for credit losses	1	-	-
Non-interest expenses	334	325	308
Income before taxes	135	133	112
Income taxes	31	31	28
Net income	$104	$102	$84
Net income attributable to:
Equity shareholders (a)	$104	$102	$84
Efficiency ratio	71.2%	71.0%	73.4%
Return on equity (1)	21.6%	21.4%	18.9%
Charge for economic capital (1) (b)	$(59)	$(58)	$(55)
Economic profit (1) (a+b)	$45	$44	$29
Full-time equivalent employees	3,840	3,837	3,783
(1)	For additional information, see the “Non-GAAP measures” section.

Net Income for the quarter was $104 million, up $20 million from the fourth quarter of 2012.

Revenue of $470 million was up $50 million from the fourth quarter of 2012, primarily due to higher average client assets under management driven by market appreciation and higher net sales of long-term mutual funds, higher contribution from our investment in American Century Investments, and higher fee-based revenue.

Non-interest expenses of $334 million were up $26 million from the fourth quarter of 2012, primarily due to higher performance-based compensation.

CIBC Fourth Quarter 2013 News Release	6

Review of Wholesale Banking fourth quarter results

$ millions, for the three months ended	2013 Oct. 31	2013 Jul. 31	2012 Oct. 31
Revenue
Capital markets	$279	$349	$295
Corporate and investment banking	249	243	206
Other	(6)	4	74
Total revenue (1)	522	596	575
Provision for (reversal of) credit losses	(1)	14	66
Non-interest expenses	272	303	263
Income before taxes	251	279	246
Income taxes (1)	41	62	53
Net income	$210	$217	$193
Net income attributable to:
Equity shareholders (a)	$210	$217	$193
Efficiency ratio	52.1%	50.9%	45.7%
Return on equity (2)	36.1%	38.7%	35.0%
Charge for economic capital (2) (b)	$(72)	$(70)	$(70)
Economic profit (2) (a+b)	$138	$147	$123
Full-time equivalent employees	1,273	1,302	1,268
(1)

Revenue and income taxes are reported on a taxable equivalent basis (TEB). Accordingly, revenue and income taxes include a TEB adjustment of $78 million for the quarter ended October 31, 2013 (July 31, 2013: $90 million; October 31, 2012: $92 million).

(2)	For additional information, see the “Non-GAAP measures” section.

Net income for the quarter was $210 million, compared with net income of $217 million for the third quarter of 2013. Adjusted net income (1) for the quarter was $218 million, compared with $223 million for the prior quarter.

Revenue of $522 million was down $74 million from the third quarter, primarily due lower Capital Markets revenue and a loss related to impairment of an equity position associated with our exited U.S. leveraged finance portfolio, partially offset by higher revenue in U.S. Real Estate Finance and the Structured Credit Run-Off business.

Net reversal of credit losses of $1 million compared with a provision for credit losses of $14 million from the third quarter, mainly due to losses in our U.S. Leveraged Finance portfolio in the prior quarter.

Non-interest expenses of $272 million were down $31 million from the third quarter, primarily due to lower performance-based compensation.

Income tax expense of $41 million was down $21 million from the third quarter, due to lower income and a decrease in the relative proportion of income earned in higher tax jurisdictions.

(1)	For additional information, see the “Non-GAAP measures” section.

CIBC Fourth Quarter 2013 News Release	7

Review of Corporate and Other fourth quarter results
$ millions, for the three months ended	2013 Oct. 31	2013 Jul. 31	2012 Oct. 31
Revenue
International banking	$148	$142	$149
Other	(44)	(47)	(21)
Total revenue (1)	104	95	128
Provision for credit losses	56	65	7
Non-interest expenses	241	213	228
Loss before taxes	(193)	(183)	(107)
Income taxes (1)	(105)	(116)	(113)
Net income (loss)	$(88)	$(67)	$6
Net income (loss) attributable to:
Non-controlling interests	$(7)	$-	$2
Equity shareholders	(81)	(67)	4
Full-time equivalent employees	16,145	16,191	15,687
(1)	TEB adjusted. See footnote 1 in “Wholesale Banking” section for additional details.

Net income was down $94 million from the fourth quarter of 2012 as a result of lower Other revenue, a higher provision for credit losses and higher non-interest expenses.

Revenue was down $24 million from the fourth quarter of 2012 mainly due to lower unallocated treasury revenue.

Provision for credit losses was up $49 million from the fourth quarter of 2012 primarily due to higher losses in CIBC FirstCaribbean.

Non-interest expenses were up $13 million from the fourth quarter of 2012 mainly due to a restructuring charge relating to CIBC FirstCaribbean.

Income tax benefit was down $8 million from the fourth quarter of 2012 mainly due to a lower TEB adjustment.

CIBC Fourth Quarter 2013 News Release	8

Consolidated balance sheet

$ millions, as at October 31	2013	2012
ASSETS
Cash and non-interest-bearing deposits with banks	$2,211	$2,613
Interest-bearing deposits with banks	4,168	2,114
Securities
Trading	44,068	40,330
Available-for-sale (AFS)	27,627	24,700
Designated at fair value (FVO)	287	304
	71,982	65,334
Cash collateral on securities borrowed	3,417	3,311
Securities purchased under resale agreements	25,311	25,163
Loans
Residential mortgages	150,938	150,056
Personal	34,441	35,323
Credit card	14,772	15,153
Business and government	48,201	43,624
Allowance for credit losses	(1,698)	(1,860)
	246,654	242,296
Other
Derivative instruments	19,947	27,039
Customers’ liability under acceptances	9,720	10,436
Land, buildings and equipment	1,719	1,683
Goodwill	1,733	1,701
Software and other intangible assets	756	656
Investments in equity-accounted associates and joint ventures	1,713	1,635
Other assets	9,058	9,404
	44,646	52,554
	$398,389	$393,385
LIABILITIES AND EQUITY
Deposits
Personal	$125,034	$118,153
Business and government	133,100	125,055
Bank	5,592	4,723
Secured borrowings	49,802	52,413
	313,528	300,344
Obligations related to securities sold short	13,327	13,035
Cash collateral on securities lent	2,099	1,593
Capital Trust securities	1,638	1,678
Obligations related to securities sold under repurchase agreements	4,887	6,631
Other
Derivative instruments	19,724	27,091
Acceptances	9,721	10,481
Other liabilities	10,808	10,671
	40,253	48,243
Subordinated indebtedness	4,228	4,823
Equity
Preferred shares	1,706	1,706
Common shares	7,753	7,769
Contributed surplus	82	85
Retained earnings	8,402	7,042
Accumulated other comprehensive income (AOCI)	309	264
Total shareholders’ equity	18,252	16,866
Non-controlling interests	177	172
Total equity	18,429	17,038
	$398,389	$393,385

CIBC Fourth Quarter 2013 News Release	9

Consolidated statement of income

	For the three months ended			For the twelve months ended
$ millions, except as noted	2013 Oct. 31	2013 Jul. 31	2012 Oct. 31 (1)	2013 Oct. 31	2012 Oct. 31	(1)
Interest income
Loans	$2,453	$2,479	$2,494	$9,795	$10,020
Securities	407	412	377	1,631	1,522
Securities borrowed or purchased under resale agreements	91	82	87	347	323
Deposits with banks	8	9	11	38	42
	2,959	2,982	2,969	11,811	11,907
Interest expense
Deposits	867	904	895	3,541	3,630
Securities sold short	84	85	84	334	333
Securities lent or sold under repurchase agreements	25	20	30	102	156
Subordinated indebtedness	45	46	52	193	208
Capital Trust securities	35	31	36	136	144
Other	9	13	24	50	110
	1,065	1,099	1,121	4,356	4,581
Net interest income	1,894	1,883	1,848	7,455	7,326
Non-interest income
Underwriting and advisory fees	88	98	118	389	438
Deposit and payment fees	215	223	194	824	775
Credit fees	117	118	111	462	418
Card fees	150	151	152	599	619
Investment management and custodial fees	126	119	110	474	424
Mutual fund fees	267	258	230	1,014	880
Insurance fees, net of claims	93	94	92	358	335
Commissions on securities transactions	98	106	98	412	402
Trading income (loss)	(9)	24	(17)	28	53
AFS securities gains, net	9	48	61	212	264
FVO gains (losses), net	6	2	(4)	5	(32)
Foreign exchange other than trading	5	18	9	44	91
Income from equity-accounted associates and joint ventures	45	40	44	139	160
Other	96	81	113	368	396
	1,306	1,380	1,311	5,328	5,223
Total revenue	3,200	3,263	3,159	12,783	12,549
Provision for credit losses	271	320	328	1,121	1,291
Non-interest expenses
Employee compensation and benefits	1,055	1,079	1,001	4,253	4,044
Occupancy costs	181	171	182	700	697
Computer, software and office equipment	285	269	266	1,052	1,022
Communications	75	75	74	307	304
Advertising and business development	79	59	69	236	233
Professional fees	59	45	45	179	174
Business and capital taxes	16	15	12	62	50
Other	182	161	180	825	691
	1,932	1,874	1,829	7,614	7,215
Income before income taxes	997	1,069	1,002	4,048	4,043
Income taxes	161	179	150	648	704
Net income	$836	$890	$852	$3,400	$3,339
Net income (loss) attributable to non-controlling interests	$(7)	$-	$2	$(3)	$8
Preferred shareholders	$24	$25	$29	$99	$158
Common shareholders	819	865	821	3,304	3,173
Net income attributable to equity shareholders	$843	$890	$850	$3,403	$3,331
Earnings per share (in dollars)
Basic	$2.05	$2.16	$2.02	$8.24	$7.86
Diluted	2.05	2.16	2.02	8.23	7.85
Dividends per common share (in dollars)	0.96	0.96	0.94	3.80	3.64
(1)	Certain information has been reclassified to conform to the presentation adopted in the current period.

CIBC Fourth Quarter 2013 News Release	10

Consolidated statement of comprehensive income

	For the three months ended			For the twelve months ended
$ millions	2013 Oct. 31	2013 Jul. 31	2012 Oct. 31	2013 Oct. 31	2012 Oct. 31
Net income	$836	$890	$852	$3,400	$3,339
Other comprehensive income (OCI), net of tax, that is subject to subsequent reclassification to net income
Net foreign currency translation adjustments
Net gains (losses) on investments in foreign operations	143	165	36	369	65
Net (gains) losses on investments in foreign operations reclassified to net income	-	-	-	-	1
Net gains (losses) on hedges of investments in foreign operations	(93)	(102)	(50)	(237)	(65)
Net (gains) losses on hedges of investments in foreign operations reclassified to net income	-	-	-	-	(1)
	50	63	(14)	132	-
Net change in AFS securities
Net gains (losses) on AFS securities	74	(114)	36	57	208
Net (gains) losses on AFS securities reclassified to net income	(7)	(36)	(48)	(155)	(196)
	67	(150)	(12)	(98)	12
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	60	7	21	62	20
Net (gains) losses on derivatives designated as cash flow hedges reclassified to net income	(47)	(11)	(15)	(51)	(13)
	13	(4)	6	11	7
Total OCI	130	(91)	(20)	45	19
Comprehensive income	$966	$799	$832	$3,445	$3,358
Comprehensive income (loss) attributable to non-controlling interests	$(7)	$-	$2	$(3)	$8
Preferred shareholders	$24	$25	$29	$99	$158
Common shareholders	949	774	801	3,349	3,192
Comprehensive income attributable to equity shareholders	$973	$799	$830	$3,448	$3,350

	For the three months ended			For the twelve months ended
$ millions	2013 Oct. 31	2013 Jul. 31	2012 Oct. 31	2013 Oct. 31	2012 Oct. 31
Income tax (expense) benefit
Net foreign currency translation adjustments
Net gains (losses) on investments in foreign operations	$(9)	$(12)	$(9)	$(26)	$(10)
Net gains (losses) on hedges of investments in foreign operations	19	17	7	44	11
	10	5	(2)	18	1
Net change in AFS securities
Net gains (losses) on AFS securities	(14)	(6)	(7)	(51)	(49)
Net (gains) losses on AFS securities reclassified to net income	2	13	18	57	65
	(12)	7	11	6	16
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	(22)	(2)	(4)	(22)	(4)
Net (gains) losses on derivatives designated as cash flow hedges reclassified to net income	17	4	5	18	4
	(5)	2	1	(4)	-
	$(7)	$14	$10	$20	$17

CIBC Fourth Quarter 2013 News Release	11

Consolidated statement of changes in equity

	For the three months ended			For the twelve months ended
$ millions	2013 Oct. 31	2013 Jul. 31	2012 Oct. 31	2013 Oct. 31	2012 Oct. 31
Preferred shares
Balance at beginning of period	$1,706	$1,706	$2,006	$1,706	$2,756
Redemption of preferred shares	-	-	(300)	-	(1,050)
Balance at end of period	$1,706	$1,706	$1,706	$1,706	$1,706
Common shares
Balance at beginning of period	$7,757	$7,743	$7,744	$7,769	$7,376
Issue of common shares	14	15	64	114	430
Purchase of common shares for cancellation	(18)	-	(39)	(130)	(39)
Treasury shares	-	(1)	-	-	2
Balance at end of period	$7,753	$7,757	$7,769	$7,753	$7,769
Contributed surplus
Balance at beginning of period	$82	$80	$87	$85	$93
Stock option expense	1	2	1	5	7
Stock options exercised	(2)	-	(3)	(9)	(15)
Other	1	-	-	1	-
Balance at end of period	$82	$82	$85	$82	$85
Retained earnings
Balance at beginning of period	$8,026	$7,545	$6,719	$7,042	$5,457
Net income attributable to equity shareholders	843	890	850	3,403	3,331
Dividends
Preferred	(24)	(25)	(29)	(99)	(128)
Common	(384)	(384)	(381)	(1,523)	(1,470)
Premium on redemption of preferred shares	-	-	-	-	(30)
Premium on purchase of common shares for cancellation	(59)	-	(118)	(422)	(118)
Other	-	-	1	1	-
Balance at end of period	$8,402	$8,026	$7,042	$8,402	$7,042
AOCI, net of tax
Net foreign currency translation adjustments
Balance at beginning of period	$(6)	$(69)	$(74)	$(88)	$(88)
Net change in foreign currency translation adjustments	50	63	(14)	132	-
Balance at end of period	$44	$(6)	$(88)	$44	$(88)
Net gains (losses) on AFS securities
Balance at beginning of period	$185	$335	$362	$350	$338
Net change in AFS securities	67	(150)	(12)	(98)	12
Balance at end of period	$252	$185	$350	$252	$350
Net gains (losses) on cash flow hedges
Balance at beginning of period	$-	$4	$(4)	$2	$(5)
Net change in cash flow hedges	13	(4)	6	11	7
Balance at end of period	$13	$-	$2	$13	$2
Total AOCI, net of tax	$309	$179	$264	$309	$264
Non-controlling interests
Balance at beginning of period	$168	$168	$167	$172	$164
Net income (loss) attributable to non-controlling interests	(7)	-	2	(3)	8
Dividends	-	(2)	-	(4)	(5)
Other	16	2	3	12	5
Balance at end of period	$177	$168	$172	$177	$172
Equity at end of period	$18,429	$17,918	$17,038	$18,429	$17,038

CIBC Fourth Quarter 2013 News Release	12

Consolidated statement of cash flows

	For the three months ended			For the twelve months ended
$ millions	2013 Oct. 31	2013 Jul. 31 (1)	2012 Oct. 31	2013 Oct. 31	2012 Oct. 31
Cash flows provided by (used in) operating activities
Net income	$836	$890	$852	$3,400	$3,339
Adjustments to reconcile net income to cash flows provided by (used in) operating activities:
Provision for credit losses	271	320	328	1,121	1,291
Amortization and impairment(2)	95	91	83	354	357
Stock option expense	1	2	1	5	7
Deferred income taxes	(14)	4	15	71	167
AFS securities gains, net	(9)	(48)	(61)	(212)	(264)
Net losses (gains) on disposal of land, buildings and equipment	1	-	(14)	(2)	(17)
Other non-cash items, net	(128)	(93)	(102)	(336)	91
Net changes in operating assets and liabilities

Interest-bearing deposits with banks	1,734	(1,538)	4,366	(2,054)	1,547

Loans, net of repayments	(3,393)	(1,399)	854	(5,889)	(5,023)
Deposits, net of withdrawals	1,887	4,630	(4,592)	13,459	11,339
Obligations related to securities sold short	76	(315)	1,091	292	2,719
Accrued interest receivable	(51)	58	(81)	44	(22)
Accrued interest payable	260	(276)	279	(147)	(95)
Derivative assets	644	4,701	1,721	6,917	146

Derivative liabilities	(636)	(4,570)	(1,986)	(7,241)	(54)
Trading securities	(1,182)	2,920	(1,183)	(3,738)	(7,617)
FVO securities	(1)	22	20	17	160
Other FVO assets and liabilities	69	66	(95)	349	(639)
Current income taxes	29	(24)	(22)	(532)	(749)
Cash collateral on securities lent	399	119	(691)	506	(1,257)
Obligations related to securities sold under repurchase agreements	(1,461)	646	(1,896)	(1,744)	(1,933)
Cash collateral on securities borrowed	1,001	(711)	679	(106)	(1,473)

Securities purchased under resale agreements	1,768	(4,338)	3,842	(186)	516
Other, net	747	(604)	(263)	838	(916)
	2,943	553	3,145	5,186	1,620
Cash flows provided by (used in) financing activities
Redemption/repurchase of subordinated indebtedness	-	(550)	-	(561)	(272)
Redemption of preferred shares	-	-	(300)	-	(1,080)
Issue of common shares for cash	12	15	61	105	415
Purchase of common shares for cancellation	(77)	-	(157)	(552)	(157)
Net proceeds from treasury shares	-	(1)	-	-	2
Dividends paid	(408)	(409)	(410)	(1,622)	(1,598)
	(473)	(945)	(806)	(2,630)	(2,690)
Cash flows provided by (used in) investing activities

Purchase of AFS securities	(7,821)	(6,894)	(7,691)	(27,451)	(38,537)
Proceeds from sale of AFS securities	2,674	4,408	3,608	14,094	23,815
Proceeds from maturity of AFS securities	2,516	2,780	2,147	10,550	17,421
Net cash used in acquisitions	-	-	(30)	-	(235)
Net cash provided by dispositions	3	5	42	49	42
Net purchase of land, buildings and equipment	(110)	(52)	(117)	(248)	(309)
	(2,738)	247	(2,041)	(3,006)	2,197
Effect of exchange rate changes on cash and non-interest-bearing deposits with banks	17	21	(4)	48	5
Net increase (decrease) in cash and non-interest-bearing deposits with banks during period	(251)	(124)	294	(402)	1,132
Cash and non-interest-bearing deposits with banks at beginning of period	2,462	2,586	2,319	2,613	1,481
Cash and non-interest-bearing deposits with banks at end of period	$2,211	$2,462	$2,613	$2,211	$2,613
Cash interest paid	$805	$1,375	$842	$4,503	$4,676
Cash income taxes paid	146	199	157	1,109	1,286
Cash interest and dividends received	2,908	3,040	3,056	11,855	12,053
(1)	Certain amounts have been reclassified to conform to the presentation in the current period.
(2)	Comprises amortization and impairment of buildings, furniture, equipment, leasehold improvements, and software and other intangible assets.

CIBC Fourth Quarter 2013 News Release	13

Non-GAAP measures

We use a number of financial measures to assess the performance of our business lines. Some measures are calculated in accordance with International Financial Reporting Standards (IFRS or GAAP), while other measures do not have a standardized meaning under GAAP, and accordingly, these measures may not be comparable to similar measures used by other companies. Investors may find these non-GAAP measures useful in analyzing financial performance. For a more detailed discussion, see the “Non-GAAP measures” section of CIBC’s 2013 Annual Report.

The following table provides a quarterly reconciliation of non-GAAP to GAAP measures related to CIBC on a consolidated basis. For an annual reconciliation of non-GAAP to GAAP measures, see the “Non-GAAP measures” section of CIBC’s 2013 Annual Report.

$ millions, as at or for three months ended		2013 Oct. 31	2013 Jul. 31	2012 Oct. 31
Reported and adjusted diluted EPS
Reported net income attributable to diluted common shareholders	A	$819	$865	$821
After-tax impact of items of note		69	53	6
Adjusted net income attributable to diluted common shareholders (1)	B	$888	$918	$827
Diluted weighted-average common shares outstanding (thousands)	C	400,255	400,258	405,844
Reported diluted EPS ($)	A/C	$2.05	$2.16	$2.02
Adjusted diluted EPS ($) (1)	B/C	2.22	2.29	2.04
Reported and adjusted efficiency ratio
Reported total revenue	D	$3,200	$3,263	$3,159
Pre-tax impact of items of note		20	7	(52)
TEB		78	90	92
Adjusted total revenue (1)	E	$3,298	$3,360	$3,199
Reported non-interest expenses	F	$1,932	$1,874	$1,829
Pre-tax impact of items of note		(70)	(6)	(21)
Adjusted non-interest expenses (1)	G	$1,862	$1,868	$1,808
Reported efficiency ratio	F/D	60.4%	57.4%	57.9%
Adjusted efficiency ratio (1)	G/E	56.4%	55.6%	56.5%
Reported and adjusted dividend payout ratio
Reported net income attributable to common shareholders	H	$819	$865	$821
After-tax impact of items of note		69	53	6
Adjusted net income attributable to common shareholders (1)	I	$888	$918	$827
Dividends paid to common shareholders	J	$384	$384	$381
Reported dividend payout ratio	J/H	46.9%	44.4%	46.4%
Adjusted dividend payout ratio (1)	J/I	43.2%	41.8%	46.1%
Reported and adjusted return on common shareholders’ equity
Average common shareholders’ equity	L	$16,355	$15,921	$15,077
Reported return on common shareholders’ equity (%)	I / L	19.9%	21.6%	21.7%
Adjusted return on common shareholders’ equity (%) (1)	J / L	21.5%	22.9%	21.8%
Reported and adjusted effective tax
Reported income before income taxes	M	$997	$1,069	$1,002
Pre-tax impact of items of note		90	71	22
Adjusted income before income taxes (1)	N	$1,087	$1,140	$1,024
Reported income taxes	O	$161	$179	$150
Tax impact of items of note		21	18	16
Adjusted income taxes (1)	P	$182	$197	$166
Reported effective tax rate (%)	O / M	16.2%	16.7%	15.0%
Adjusted effective tax rate (%) (1)	P / N	16.8%	17.2%	16.2%
(1) Non-GAAP measure.

$ millions, for the three months ended		Retail and Business Banking	Wealth Management	Wholesale Banking	Corporate and Other	CIBC Total
Oct. 31	Reported net income (loss)	$610	$104	$210	$(88)	$836
2013	After-tax impact of items of note (1)	19	2	8	40	69
	Adjusted net income (loss) (2)	$629	$106	$218	$(48)	$905
Jul. 31	Reported net income (loss)	$638	$102	$217	$(67)	$890
2013	After-tax impact of items of note (1)	16	1	6	30	53
	Adjusted net income (loss) (2)	$654	$103	$223	$(37)	$943
Oct. 31	Reported net income	$569	$84	$193	$6	$852
2012	After-tax impact of items of note (1)	2	-	(1)	5	6
	Adjusted net income (2)	$571	$84	$192	$11	$858
(1)	Reflects impact of items of note under “Financial results” section.
(2)	Non-GAAP measure.

Basis of presentation

The interim consolidated financial information in this news release is prepared in accordance with IFRS and is unaudited whereas the annual consolidated financial information is derived from audited financial statements. These interim financial statements follow the same accounting policies and methods of application as CIBC’s consolidated financial statements for the year ended October 31, 2013.

CIBC Fourth Quarter 2013 News Release	14

Investor and analyst inquiries should be directed to Geoff Weiss, Senior Vice-President, Investor Relations, at 416-980-5093. Media inquiries should be directed to Kevin Dove, Senior Director, Communications and Public Affairs, at 416-980-8835, or to Mary Lou Frazer, Senior Director, Investor & Financial Communications, at 416-980-4111.

The information below forms a part of this press release.

Nothing in CIBC’s corporate website (www.cibc.com) should be considered incorporated herein by reference.

(The board of directors of CIBC reviewed this press release prior to it being issued.)

A NOTE ABOUT FORWARD-LOOKING STATEMENTS

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including in this press release, in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission and in other communications. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under, applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements made in the “Performance against Objectives”, “Core business performance”, “Strong Fundamentals” and “Making a Difference in Our Communities” sections of this press release, and other statements we make about our operations, business lines, financial condition, risk management, priorities, targets, ongoing objectives, strategies and outlook for 2014 and subsequent periods. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate”, “forecast”, target”, “objective” and other similar expressions or future or conditional verbs such as “will”, “should”, “would” and “could”. By their nature, these statements require us to make assumptions and are subject to inherent risks and uncertainties that may be general or specific. A variety of factors, many of which are beyond our control, affect our operations, performance and results and could cause actual results to differ materially from the expectations expressed in any of our forward-looking statements. These factors include: credit, market, liquidity, strategic, insurance, operational, reputation and legal, regulatory and environmental risk; the effectiveness and adequacy of our risk management models and valuation models and processes; legislative or regulatory developments in the jurisdictions where we operate, including the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations issued and to be issued thereunder, the Basel Committee on Banking Supervision’s (BCBS) global standards for capital and liquidity reform and those relating to the payments system in Canada; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions, and interest rate and liquidity regulatory guidance; the resolution of legal and regulatory proceedings and related matters; the effect of changes to accounting standards, rules and interpretations; changes in our estimates of reserves and allowances; changes in tax laws; political conditions and developments; the possible effect on our business of international conflicts and the war on terror; natural disasters, public health emergencies, disruptions to public infrastructure and other catastrophic events; reliance on third parties to provide components of our business infrastructure; potential disruptions to our information technology systems and services, including the evolving risk of cyber attack; losses incurred as a result of internal or external fraud; the accuracy and completeness of information provided to us concerning clients and counterparties; the failure of third parties to comply with their obligations to us and our affiliates; intensifying competition from established competitors and new entrants in the financial services industry; technological change; global capital market activity; changes in monetary and economic policy; currency value and interest rate fluctuations; general economic conditions worldwide, as well as in Canada, the U.S. and other countries where we have operations, including increasing Canadian household debt levels and Europe’s sovereign debt crisis; our success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels; changes in client spending and saving habits; our ability to attract and retain key employees and executives; our ability to successfully execute our strategies and complete and integrate acquisitions and joint ventures; and our ability to anticipate and manage the risks associated with these factors. This list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. We do not undertake to update any forward-looking statement that is contained in this press release or in other communications except as required by law.

CIBC Fourth Quarter 2013 News Release	15